Notice of Exempt Solicitation

NAME OF REGISTRANT: Exxon Mobil

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2019 Annual Meeting.

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 26th, 2019

Natasha Lamb

Arjuna Capital

1 Elm Street

Manchester, MA 01944

978-704-0114, natasha@arjuna-capital.com

Dear ExxonMobil Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 7 on the proxy card, which asks the Company to upgrade its climate change governance by establishing a focused board committee with oversight of climate issues. This Proposal seeks contractual clarity to ensure that the existential threats of climate change are being addressed in depth by the Board. The Proposal makes the following request:

Resolved: Shareholders request the Board of Directors charter a new Board Committee on Climate Change to evaluate Exxon Mobil's strategic vision and responses to climate change, and better inform Board decision making on climate issues. The charter should explicitly require the committee to engage in formal review and oversight of corporate strategy, above and beyond matters of legal compliance, to assess the company's responses to climate related risks and opportunities, including the potential impacts of climate change on business, strategy, financial planning, and the environment.

Supporting Statement: The proponent believes an independent committee would better provide focused fiduciary oversight of climate related risks and opportunities and should include board members with climate change expertise in areas such as policy, carbon pricing, renewable energy, adaptation, and climate science.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

Climate change poses an emergency and existential threat to the human race, the global economy and the future of our company. The Intergovernmental Panel on Climate Change (IPCC) provides compelling evidence that to avoid the most dangerous effects of global warming, the world must reduce greenhouse gas (GHG) emissions as quickly as possible, including dramatic drops in industry emissions of 50 to 90 percent by 2050 to limit global warming to 1.5-2 degrees Celsius. 1

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1)	Exxon faces unprecedented disruption to its business model if it fails to adequately plan for a low carbon transition.
2)	A board committee can provide the full board with the data needed to make a strategic companywide pivot, encourage GHG reduction goals, and redirect its business model and financial flows consistent with the Paris Agreement.
3)	A formal board committee charter delineates responsibility and clarifies a fiduciary duty of care to become well informed on climate issues.

Exxon faces unprecedented disruption to its business model if it fails to adequately plan for a low carbon transition.

Investor capital is at substantial risk in the face of climate change policy, competition from renewables, peak oil demand, and unburnable fossil fuel reserves. Implementing the Proposal would represent a prudent path forward by formalizing board-level oversight of climate change strategy so the company may remain successful in an increasingly decarbonizing economy.

Despite global agreement that limits on the consumption of fossil fuels are needed to contain the increase of average temperatures to less than 2º C, it appears that the Company’s trajectory — as described in the Company’s annual report, Form 10-K, 2018 Energy and Carbon Summary, and elsewhere — is built upon the expectations of increasing global fossil fuel demand and consumption. Business strategy based upon this assumption is unlikely to proportionally reallocate or redirect company finances and innovative capacities to support the development and scaling of clean energy technologies to meet the formidable challenges posed by climate change and temperature containment goals.

A board committee can provide the full board with the data needed to make a strategic companywide pivot, encourage GHG reduction goals, and redirect its business model and financial flows consistent with the Paris Agreement.

This year, the Securities and Exchange Commission allowed a GHG reduction target proposal to be excluded from the Exxon proxy. This proposal was broadly supported by institutional investors and requested: “disclosure of short-, medium- and long-term greenhouse gas targets aligned with the greenhouse gas reduction goals established by the Paris Agreement to keep the increase in global average temperature to well below 2°C and to pursue efforts to limit the increase to 1.5°C.”

While the GHG targets proposal was excluded, the current Proposal for a board committee can help to effectuate the intent of the proposal because we believe such a committee could ensure more fulsome consideration of transition risks than the board’s efforts to date.

1 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html

Looking across the economy generally, Ceres noted in its Roadmap for Sustainability that “Companies that assign formal oversight for sustainability strategy and performance to both their board of directors and C-suite executives are nearly three times more likely to have time-bound and company-wide GHG commitments than those that do not.” These outcomes are attributed to “increased accountability and oversight among the most senior decision-makers in the company [that] drives strong commitments.”2

A formal board committee charter delineates responsibility and clarifies a fiduciary duty of care to become well informed on climate issues.

Establishing a board committee with delineated duties helps to ensure that the articulated issues and concerns are given adequate, rather than tangential, focus. A climate change committee can better inform and strengthen the entire board making it more climate-competent. A committee also defines the scope of responsibility of a board member – on which kinds of issues the board member needs to exercise due care as part of their fiduciary role. In short, this is a straightforward way for a board to create clear lines of responsibility – a contractual level of clarity about who is responsible for overseeing and setting policy on an issue like climate change, and along with that, a delineation of liability for failure of care. A climate change committee should provide recommendations to the full board, helping to inform changes to the company’s strategic direction necessary to address the societal needs and financial risks associated with the Paris Agreement’s goals of containing global temperatures.

The Company’s Opposition Statement

The status quo is insufficient: The Company notes in its opposition statement that the Board is responsible for the oversight of all Company risks, including climate-related risks. It further asserts that “the Board is confident that this matter is appropriately addressed” by an “already-established review process.” Yet, given the existential nature of the climate crisis, we believe the status quo is insufficient, and that devoting only or “at least” one session a year to climate change is inadequate.

As far as we can tell from available disclosures, climate change appears a minor focus of the full board, as among approximately 17 other duties. Further, the board’s Public Issues and Contributions Committee does not contain an explicit climate focus in its charter other than the word “environment.” The Company Letter notes that the Public Issues committee met four times during 2018, under which it presumably needed to address a wide array of issues under its jurisdiction. According to the Company’s website, the Public Issues and Contributions Committee must focus in its periodic meetings on, among other things, “operational risks such as those relating to employee and community safety, health, environmental and security matters, and to review and provide advice on the Corporation's overall contributions objectives, policies and programs.” In short, the Committee has a wide jurisdictional focus for its periodic meetings.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Improving climate change governance may have a direct impact on the long-term viability and profitability of Exxon and we believe it is in the best interest of shareholders.

2 https://www.ceres.org/resources/roadmap-for-sustainability

Please contact Natasha Lamb at 978-704-0114 or natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb, Managing Partner

Arjuna Capital

Sanford Lewis, Counsel

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.